UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company)

APPLE HOSPITALITY REIT, INC.
(Names of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

03784Y 101
(CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Paul D. Manca, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, District of Columbia  20004
(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Coastal Realty Business Trust and SCM Special Fund 3, LP (collectively, the “Bidders”) to purchase up to 19,000,000 of the outstanding shares of common shares, no par value (the “Shares”), of Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), at a price equal to $7.00 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on May 20, 2014 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Shares (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121

This Schedule 14D-9 relates to the Shares, of which there were 373,820,814 outstanding as of May 1, 2014.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 19,000,000 Shares at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on June 30, 2014.

According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 1640 School Street, Moraga, CA 94556, (925) 631-9100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2014 and incorporated herein by reference, including in the sections entitled “Ownership of Equity Securities,” “Compensation of Directors,” “Director Summary Compensation,” “Stock Option Grants in Last Fiscal Year,” “Compensation Discussion and Analysis,” and “Certain Relationships and Agreements” therein. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their Shares for purchase by the Bidders pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender Shares to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, the individual Stockholder’s individual liquidity needs.

(b) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors: (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors knowledge of the Company’s business, financial condition, portfolio of properties, strategies and future prospects.

The reasons for the Board of Directors recommendation include:

•
The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase Shares at an unreasonably low price and make a profit and, as a result, deprive the Stockholders who tender Shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Shares and there can be no certainty regarding the long-term value of the Shares, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information.”

•
The book value per Share as of March 31, 2014 was $8.30, or $1.30 per Share above the Offer Price. The Board notes that book value may not necessarily be representative of the liquidation value of the Company. The book value per Share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

•
For purposes of accounting for the merger transactions with Apple REIT Seven, Inc. (“Apple Seven”) and Apple REIT Eight, Inc. (“Apple Eight”) effective March 1, 2014 (the “Mergers”), the Company estimated the value of each Share at $10.10. This value was based upon a third party valuation and other analyses as of March 1, 2014 and, therefore, may not reflect the value realized upon a liquidity event. This value was not based on an appraisal of the Company’s assets and has not been updated subsequent to March 1, 2014.

•
As previously disclosed on May 9, 2014, the Company has engaged a financial advisor to assist it in reviewing and evaluating various strategic alternatives, including a possible merger, sale or listing of the Company.  Stockholders should understand that the Tender Offer is not related to any strategic alternative the Company is considering and that if Stockholders accept the Offer Price and sell their Shares pursuant to the Tender Offer, they will not participate in any strategic alternative the Company may decide to pursue in the future. The Company cannot provide assurance that it will complete any of these strategic alternatives and has not set a timetable to take any of these actions.

•
By accepting the Offer Price, Stockholders would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $0.66 per Share per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their Shares to the Bidders will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•
The Bidders state that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admit that they were “motivated to establish the lowest price which might be acceptable” to the Stockholders. Therefore, the Bidders acknowledge that the Offer Price was established based on the Bidders’ objectives and not based on what is in the best financial interest of you and the other Stockholders.

•	The Bidders acknowledge that they have “not made an independent appraisal of the Shares” or the Company’s properties, and that they are “not qualified to appraise real estate.”

•
The Bidders have engaged a depositary for the Tender Offer, MacKenzie Capital Management, LP (the “Depositary”) that is an affiliate of the Bidders. As a result, there is no independent third party holding funds of the Bidders for payment of the Offer Price that can independently verify that such funds are available for payment, and the Bidders may have access to the Shares tendered by Stockholders before all conditions to the Tender Offer have been satisfied and tendering holders have been paid.

•
The Tender Offer requires each Stockholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any Stockholder and the Bidders or the Depositary. For most Stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a Stockholder and the Bidders or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

•
There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until June 30, 2014 and it may be extended by the Bidders in their sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Shares in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6. Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Company	April 2014	Repurchase by Company of Shares held by stockholders who exercised appraisal rights in connection with the Mergers and related transactions	229,986	$10.10

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.  Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

As previously disclosed on May 9, 2014 and unrelated to the Tender Offer, the Company has engaged a financial advisor to assist it in reviewing and evaluating various strategic alternatives, including a possible merger, sale or listing of the Company.

Item 8. Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” and similar expressions that convey the uncertainty of future events or outcomes.  Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the successful execution of the Company’s recent mergers with Apple REIT Seven, Inc. and Apple REIT Eight, Inc.; the ability of the Company to implement its operating strategy; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the real estate and real estate capital markets; financing risks; the outcome of current and future litigation, regulatory proceedings or inquiries; and changes in laws or regulations or interpretations of current laws and regulations that impact the Company’s business, assets or classification as a real estate investment trust.  Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved.  In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code.  Readers should carefully review the Company’s financial statements and the notes thereto, as well as the risk factors described in the Company’s filings with the SEC, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 11, 2014 (incorporated herein by reference).  Any forward-looking statement that the Company makes speaks only as of the date of this Schedule 14D-9.  The Company undertakes no obligation to publically update or revise any forward-looking statements or cautionary factors, as a result of new information, future events, or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Apple Hospitality REIT, Inc. Stockholders, dated May 30, 2014
(a)(2)	Press release of Apple Hospitality REIT, Inc. dated May 30, 2014
(a)(3)	Excerpt from the Definitive Proxy Statement on Schedule 14A dated April 7, 2014 filed by Apple Hospitality REIT, Inc. with the SEC on April 7, 2014*
(a)(4)	Excerpt from the Annual Report on Form 10-K filed by Apple Hospitality REIT, Inc. with the SEC on March 11, 2014*
*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014
By:	/s/ David P. Buckley
Name: David P. Buckley
Title: Executive Vice President and Chief Legal Counsel